Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Increases Common Share Dividend by 6 cents from the prior quarter, up 31 per cent from the prior year

TORONTO, May 25, 2022 – Bank of Montreal (TSX:BMO) (NYSE:BMO) today announced that its Board of Directors declared a quarterly dividend of $1.39 per share on paid-up common shares of Bank of Montreal for the third quarter of fiscal year 2022 (“Q3 2022 Dividend”), a 6 cent, or 5 per cent, increase from the prior quarter, up 31 per cent from the prior year.

The Board of Directors also declared dividends of:

•	$0.24075 per share on paid-up Class B Preferred Shares Series 27;
•	$0.2265 per share on paid-up Class B Preferred Shares Series 29;
•	$0.240688 per share on paid-up Class B Preferred Shares Series 31;
•	$0.190875 per share on paid-up Class B Preferred Shares Series 33;
•	$0.275 per share on paid-up Class B Preferred Shares Series 42;
•	$0.303125 per share on paid-up Class B Preferred Shares Series 44; and
•	$0.31875 per share on paid-up Class B Preferred Shares Series 46.

The dividend on the common shares is payable on August 26, 2022, to shareholders of record on August 2, 2022. The dividends on the preferred shares are payable on August 25, 2022, to shareholders of record on August 2, 2022.

The above-mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

Common shareholders may elect to have their cash dividends reinvested in common shares of the Bank in accordance with the Bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”).

As previously announced, and until further notice, such additional common shares will be issued from treasury with a two percent discount from the Average Market Price (as defined in the Plan). The discount will not apply to common shares purchased under the “Optional Cash Payment” feature of the Plan.

For existing members of the Plan, the discount will automatically be applied to the reinvestment of the Q3 2022 Dividend. For registered shareholders who wish to participate in the Plan and thereby receive the two percent discount in respect of the Q3 2022 Dividend, Enrolment Forms must be received by the Bank’s transfer agent, Computershare Trust Company of Canada, by the close of business on August 4, 2022. Beneficial or non-registered holders must contact their financial institution or broker well in advance of the above date for instructions on how to participate.

More information about the Plan and how to enroll can be found at:

http://www.bmo.com/home/about/banking/investor-relations/shareholder-information/dividend-reinvestment-plan

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Bill Anderson, Toronto, bill2.anderson@bmo.com, (416) 867-7834

For Bank Transfer Agent Enquiries:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, ON M5J 2Y1

Tel: 1-800-340-5021 (Canada and U.S.)

514-982-7800 (All other countries)

Internet: www.bmo.com	Twitter: @BMOmedia